UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           Quest Resource Corporation
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    748349107
                                    ---------
                                 (CUSIP Number)

                                November 14, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 748349107                   13G                     Page 2 of 10 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,150,812
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,150,812
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,150,812
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.75%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 748349107                   13G                     Page 3 of 10 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,150,812
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,150,812
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,150,812
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.75%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 748349107                   13G                     Page 4 of 10 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,386,312
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,386,312
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,386,312
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.29%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock of Quest Resource Corporation, a Nevada corporation (the "Company") to amend the Schedule 13G filed on October 11, 2005 (the "Schedule 13G"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 2(a):     Name of Person Filing:

               Item 2(a) of the Schedule 13G is hereby amended by adding the following at the end of clause (ii):

               (iii) Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund") which invests and trades in securities.

               Item 2(a) of the Schedule 13G is also hereby amended by the deletion of the entirety of the last paragraph thereof and its replacement with the following:

               The Management Company, Mr. Loeb and the Offshore Fund are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None, Residence:

               Item 2(b) of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

               The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th Floor, New York, New York 10022. The address of the principal business office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c):     Citizenship:

               Item 2(c) of the Schedule 13G is hereby amended by adding the following at the end of the last sentence:

               The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

Item 4:        Ownership:

               Item 4 of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

               The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 1 is as follows:

     A.   Third Point LLC
          ---------------
          (a)  Amount beneficially owned: 2,150,812
          (b) Percent of class: 9.75%. The percentages used herein and in the rest of this Amendment No. 1 are calculated based upon the 22,056,363 shares of Common Stock stated to be issued and outstanding as of November 14, 2005, as reflected in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 14, 2005, as supplemented by the Company's Current Report on Form 8-K dated November 14, 2005.
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 0
               (ii)  Shared power to vote or to direct the vote: 2,150,812
               (iii) Sole power to dispose or to direct the disposition: 0
               (iv)  Shared power to dispose or to direct the disposition:
                     2,150,812

     B.   Daniel S. Loeb
          --------------
         (a)   Amount beneficially owned: 2,150,812
         (b)   Percent of class: 9.75%
         (c)   Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 0
               (ii)  Shared power to vote or to direct the vote: 2,150,812
               (iii) Sole power to dispose or to direct the disposition: 0
               (iv)  Shared power to dispose or to direct the disposition:
                     2,150,812

     C.   Offshore Fund
          -------------
          (a)  Amount beneficially owned: 1,386,312
          (b)  Percent of class: 6.29%
          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or to direct the vote: 0
               (ii) Shared power to vote or to direct the vote: 1,386,312
               (iii) Sole power to dispose or to direct the disposition: 0
               (iv) Shared power to dispose or to direct the disposition:
                    1,386,312

               Other than the Offshore Fund, none of the Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

Item 8:        Identification and Classification of Members of the Group:

               Item 8 of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

               The Management Company and Mr. Loeb may no longer be deemed to be members of a group with each of Fondren Partners LP, a Texas limited partnership ("FP LP"), and Fondren Partners Offshore Ltd., a Cayman Islands exempted company ("FP Offshore", and together with FP LP, "Fondren"), and may no longer be deemed to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the shares of the Company beneficially owned for such purposes by Fondren.

Item 10:       Certification:

               Each of the Reporting Persons hereby makes the following certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 2005


                                        THIRD POINT LLC


                                        By:  /s/ Daniel S. Loeb
                                            ------------------------------------
                                            Name: Daniel S. Loeb
                                            Title: Chief Executive Officer


                                        THIRD POINT OFFSHORE FUND, LTD.


                                        By:  /s/ Daniel S. Loeb
                                            ------------------------------------
                                            Name: Daniel S. Loeb
                                            Title: Director


                                        /s/ Daniel S. Loeb
                                        ----------------------------------------
                                        Daniel S. Loeb

















               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G
                                 WITH RESPECT TO
                           QUEST RESOURCE CORPORATION]

                                  EXHIBIT INDEX


Exhibit 99.1: Joint Filing Agreement, dated November 30, 2005, by and among Third Point LLC, Third Point Offshore Fund, Ltd. and Daniel S. Loeb.